For Immediate Release

8x8, Inc.

8x8, Inc. Announces 2010 Fiscal Year-End Operating Results

Reports $0.06 per share net income; 21% growth in revenue from business customers

SUNNYVALE, CA -- May 19, 2010 -- 8x8, Inc. (Nasdaq: EGHT), provider of innovative business communications solutions, today announced financial operating results for its fiscal fourth quarter and year ended March 31, 2010.

Full-Year Financial Results

Net income for fiscal 2010 was $3.9 million or $0.06 per share compared with a net loss of $2.5 million or ($0.04) per share for fiscal 2009. Total revenue for fiscal 2010 was $63.4 million compared with $64.7 million for fiscal 2009. Revenue from business customers grew 21% year over year from $40.2 million in fiscal 2009 to $48.7 million in fiscal 2010 while revenue from residential customers declined 40% from $24.4 million to $14.7 million in fiscal 2010. Revenue from business customers accounted for 77% of the company's total annual revenue, compared with 62% of annual revenue in fiscal 2009.

Fourth Quarter Financial Results

Net income for the fourth quarter of fiscal 2010 was $1.1 million or $0.02 per share compared sequentially to net income of $1 million or $0.02 per share for the previous quarter and a net loss of $3.9 million or ($0.06) per share for the same period of fiscal 2009. Total revenue for the fourth quarter of fiscal 2010 was $15.9 million compared sequentially to $15.9 million for the previous quarter and $15.8 million for the same period of fiscal 2009. In the fourth quarter of fiscal 2010, 8x8 revenue from business customers grew to $13.4 million, a 6% increase over the prior quarter and 25% increase over the same period last year and accounted for 85% of total revenue in the fourth quarter of fiscal 2010 compared to 79% in the prior quarter and 68% in the same period last year. Revenue from residential customers declined 27% in the fourth quarter of fiscal 2010 to $2.4 million from $3.3 million in the prior quarter.

During the fourth quarter of fiscal 2010, 8x8 added a record 29,985 new business lines and services, up 14% from the prior quarter and 35% from the same period last year. Average lines and services per new business customer increased to a record 10.4 compared to 9.5 in the prior quarter and 8.0 in the same year ago period. 8x8 added 2,875 gross new business customers during the fourth quarter, compared with 2,785 customers in the prior quarter, and ended the fourth quarter of fiscal 2010 with a total of 20,428 business customers.

"8x8 continues to generate robust growth in its core business customer service revenue," said Bryan Martin, 8x8's Chairman and Chief Executive Officer. "As demonstrated by our performance of sequential business customer revenue growth over the past three years, we believe the impact of the current economic climate has been minimal on this revenue stream. We expect this trend to continue going forward, potentially enhanced through select acquisitions that can expand our product service offerings into our business customer base. Our ability to expand this recurring base of revenue has enabled us to generate predictable profitability and strengthen our balance sheet, positioning 8x8 for continued success in fiscal 2011 and beyond."

Balance Sheet Highlights

Cash and cash equivalents increased to $18.1 million in the fourth quarter of fiscal 2010 from $17.1 million in the previous quarter and $16.4 million in the same period of fiscal 2009.

Subsequent Events

In April 2010, 8x8 sold its wholly-owned French research and development subsidiary, 8x8 Europe, SARL, to Stonyfish, a privately-held company in Los Altos, California. 8x8 also invested $250,000 cash in the new venture and granted a non-exclusive license to certain 8x8 technology. 8x8 will own 17% of Stonyfish following its initial round of external fundraising. All 8x8 research and development activities will remain at the Company's Sunnyvale, California headquarters under the leadership of 8x8 Chief Technology Officer Ramprakash Narayanaswamy**.**

In May 2010, 8x8 acquired Central Host, Inc., a Los Gatos, California company, for $1.6 million in a combination of cash and unregistered 8x8 common stock. Central Host provides customized, high-performance, managed hosting and cloud-based computing solutions targeted at small and medium sized enterprises. Central Host has relocated to 8x8's Sunnyvale, California headquarters and will combine its operations with 8x8's existing Network Operations Center (NOC), sales and customer service operations. Central Host's services compliment the current suite of hosted business communication services 8x8 offers to its more than 20,000 business customers.

"8x8 continues to expand its portfolio of hosted, profitable services for small businesses with the acquisition of Central Host," added Mr. Martin. "Central Host has built a loyal customer base and provides 8x8 with differentiated IT hosting services, which we will market to both existing and new business customers, further expanding our technological lead in the marketplace."

Financial and Business Highlights:

- Posted record annual net income of $3.9 million or $0.06 per share for fiscal 2010 compared with a net loss of $2.5 million or ($0.04) per share for fiscal 2009

- Posted net income of $1.1 million or $0.02 per share for the fourth quarter of fiscal 2010, compared sequentially to net income of $1 million or $0.02 per share for the previous quarter and a net loss of $3.9 million or ($0.06) per share for the same period of fiscal 2009. The Company has generated net income in nine of the last ten quarters

- Increased revenue from business customers to 85% of total revenue – up from 79% in the prior quarter

- Sold a record number of 29,985 new business lines and services in the fourth quarter of fiscal 2010, up 14% from the prior quarter and 35% from the same period last year

- Added $1.7 million year-over-year and $986,000 quarter over quarter in cash and cash equivalents to the Company's balance sheet

- Launched new 8x8 Virtual Office Pro unified communications solution in January - 4,348 subscriptions at the end of fiscal year 2010

- Acquired Central Host, Inc., a managed hosting company, in May 2010 to broaden the Company's business services portfolio

Conference Call Information

Management will host a conference call to discuss these results and other matters related to the Company's business today, May 19, 2010, at 4:30 p.m. EDT. The call is accessible via the following numbers and webcast link:

Dial In: (877) 843-0417, domestic
              (408) 427-3791, international
Replay: (800) 642-1687, domestic (Conference ID 71854752)
              (706) 645-9291, international (Conference ID 71854752)
Webcast: http://investors.8x8.com/

About 8x8, Inc.

8x8, Inc. (Nasdaq: EGHT) leverages its patented software technologies to deliver high quality voice solutions and integrated messaging and video to businesses of any size with employees in any locations on a wide variety of business telephony, web and mobile platforms. 8x8 also offers managed hosting and cloud-based computing services. For additional information, visit www.8x8.com.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, information about future events based on current expectations, potential product development efforts, near and long-term objectives, potential new business, strategies, organization changes, changing markets, future business performance and outlook. Such statements are predictions only, and actual events or results could differ materially from those made in any forward-looking statements due to a number of risks and uncertainties. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors. These factors include, but are not limited to, customer acceptance and demand for our products and services, the reliability of our services, the prices for our services, customer renewal rates, customer acquisition costs, actions by our competitors, including price reductions for their telephone services, potential federal and state regulatory actions, compliance costs, potential warranty claims and product defects, our needs for and the availability of adequate working capital, our ability to innovate technologically, the timely supply of products by our contract manufacturers, potential future intellectual property infringement claims that could adversely affect our business and operating results, and our ability to retain our listing on the NASDAQ Capital Market. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's reports on Forms 10-K and 10-Q, as well as other reports that 8x8, Inc. files from time to time with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement, and 8x8, Inc. undertakes no obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future.

NOTE: 8x8, the 8x8 logo, 8x8 Virtual Office, 8x8 Virtual Office Pro, 8x8 Complete Contact Center and 8x8 Mobiletalk are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

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Investor Relations Contact:
Joan Citelli
(408) 654-0970
jcitelli@8x8.com

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts; unaudited)

		Three Months Ended March 31,			Twelve Months Ended March 31,	
		2010	**2009**		**2010**	**2009**
Service revenues	$	14,588	$ 14,198	$	58,683	$ 58,486
Product revenues		1,279	1,567		4,713	6,188
Total revenues		15,867	15,765		63,396	64,674
Operating expenses:						
Cost of service revenues		3,309	4,179		13,599	15,714
Cost of product revenues		1,825	2,349		7,257	7,135
Research and development		1,308	1,538		5,049	5,212
Selling, general and administrative		8,536	11,700		33,516	39,680
Total operating expenses		14,978	19,766		59,421	67,741
Income (loss) from operations		889	(4,001)		3,975	(3,067)
Other income, net		3	32		53	298
Income (loss) on change in fair value of warrant liability		216	(11)		(146)	314
Income (loss) before provision for income taxes		1,108	(3,980)		3,882	(2,455)
Provision (benefit) for income taxes		(7)	(68)		3	45
Net income (loss)	$	1,115	$ (3,912)	$	3,879	$ (2,500)
Net income (loss) per share:						
Basic	$	0.02	$ (0.06)	$	0.06	$ (0.04)
Diluted	$	0.02	$ (0.06)	$	0.06	$ (0.04)
Weighted average number of shares:						
Basic		63,064	62,568		62,861	62,317
Diluted		63,992	62,568		63,262	62,317

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

		March 31, 2010		March 31, 2009
ASSETS				
Current assets				
Cash and cash equivalents ……………….........................	$	18,056	$	16,376
Accounts receivable, net		554		414
Inventory		2,174		2,297
Other current assets		665		841
Total current assets		21,449		19,928
Property and equipment, net		1,871		1,485
Other assets		392		443
Total assets	$	23,712	$	21,856
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	3,780	$	4,810
Accrued compensation		1,444		1,264
Accrued warranty		331		328
Deferred revenue		1,310		2,254
Other accrued liabilities		3,269		3,858
Total current liabilities		10,134		12,514
Other liabilities ………………………………………………		111		291
Fair value of warrant liability …………………………………		167		21
Total liabilities		10,412		12,826
Total stockholders' equity		13,300		9,030
Total liabilities and stockholders' equity............................	$	23,712	$	21,856

8x8, Inc.
Selected Operating Statistics

	FQ109	FQ209	FQ309	FQ409	FQ110	FQ210	FQ310	FQ410
Gross business customer additions (1)	2,398	3,324	2,437	2,792	2,907	2,609	2,785	2,875
Gross business customer cancellations (less cancellations within 30 days of sign-up)	1,098	1,187	1,224	1,245	1,371	1,416	1,331	1,616
Business customer churn (less cancellations within 30 days of sign-up) (2)	3.2%	3.1%	2.9%	2.7%	2.7%	2.7%	2.4%	2.7%
Total business customers (3)	11,898	13,744	14,706	16,013	17,266	18,199	19,407	20,428
Business customer average monthly service revenue per customer (4)	$ 237	$ 220	$ 208	$ 202	$ 196	$ 201	$ 204	$ 204
Service revenue from business customers (in '000s)	$ 8,073	$ 8,466	$ 8,883	$ 9,293	$ 9,787	$ 10,714	$ 11,494	$ 12,182
Product revenue from business customers (in '000s)	$ 1,004	$ 1,360	$ 1,731	$ 1,435	$ 935	$ 1,128	$ 1,156	$ 1,266
Total revenue from business customers (in '000s)	$ 9,077	$ 9,826	$ 10,614	$ 10,728	$ 10,722	$ 11,842	$ 12,650	$ 13,448
Revenue from business customers (in '000s)	$ 9,077	$ 9,826	$ 10,614	$ 10,728	$ 10,722	$ 11,842	$ 12,650	$ 13,448
Revenue from residential customers (in '000s)	$ 7,192	$ 6,356	$ 5,572	$ 5,236	$ 4,811	$ 4,168	$ 3,278	$ 2,396
Revenue from technology licensing (in '000s)	$ 12	$ 243	$ 17	$ (199)	$ 25	$ 17	$ 16	$ 23
Total Revenue	$ 16,281	$ 16,425	$ 16,203	$ 15,765	$ 15,558	$ 16,027	$ 15,944	$ 15,867
Percentage of revenue from business customers	55.8%	59.8%	65.5%	68.1%	68.9%	73.9%	79.3%	84.8%
Percentage of revenue from residential customers	44.1%	38.7%	34.4%	33.2%	30.9%	26.0%	20.6%	15.1%
Percentage of revenue from technology licensing	0.1%	1.5%	0.1%	-1.3%	0.2%	0.1%	0.1%	0.1%
Total Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Overall service margin	75%	73%	74%	71%	76%	76%	78%	77%
Overall product margin	-13%	-10%	9%	-50%	-75%	-42%	-59%	-43%
Overall gross margin	68%	65%	67%	59%	66%	67%	68%	68%
Total (business and residential) subscriber acquisition cost per service (5)	$ 162	$ 163	$ 135	$ 119	$ 108	$ 88	$ 102	$ 97
Business subscriber acquisition cost per service (6)	$ 171	$ 171	$ 141	$ 118	$ 93	$ 90	$ 102	$ 97
Average number of services subscribed to per business customer	7.1	6.9	6.6	6.6	6.9	7.1	7.3	7.5
Business customer subscriber acquisition cost (7)	$ 1,217	$ 1,174	$ 933	$ 785	$ 638	$ 638	$ 749	$ 723

(1) Includes 1,154 "Find me, Follow me" and 40 8x8 Virtual Office customers acquired in the second quarter of fiscal 2009 from Avtex Solutions, LLC ("Avtex").
(2) Business customer churn is calculated by dividing the number of business customers that terminated (after the expiration of the 30-day trial) during that period by the simple average number of business customers during the period and dividing the result by the number of months in the period. The simple average number of business customers during the period is the number of business customers on the first day of the period plus the number of business customers on the last day of the period divided by two.
(3) Business customers are defined as customers paying for service. Customers that have prepaid for their first month of service and are currently in the 30-day trial period are considered to be customers that are paying for service.
(4) Business customer average monthly service revenue per customer is service revenue from business customers in the period divided by the number of months in the period divided by the simple average number of business customers during the period.
(5) Total (business and residential) subscriber acquisition cost per service is defined as the combined costs of advertising, marketing, promotions, commissions and equipment subsidies during the period divided by the number of gross services added during the period.
(6) Business subscriber acquisition cost per service is defined as the combined costs of advertising, marketing, promotions, commissions and equipment subsidies for business services sold during the period divided by the number of gross business services added during the period. The addition of 1,154 Avtex customers that migrated to 8x8 in the second fiscal quarter of 2009 but subscribed to “Find me, Follow me” services rather than 8x8 Virtual Office service, and the $79,230 in expense related to the acquisition of these 1,154 customers, is excluded from this calculation.
(7) Business customer subscriber acquisition cost is business subscriber acquisition cost per service times the average number of services subscribed to per business customer.